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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-65200

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Provasi Capital Partners LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14675 Dallas Parkway, Suite 600
(No. and Street)

Dallas	TX	75254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – if individual, state last, first, middle name)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert F. Muller, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Provasi Capital Partners LP, as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marsha Gail Rogers
My Commission Expires
04/10/2023
ID No. 8798154
NOTARY PUBLIC STATE OF TEXAS

Signature

Chief Executive Officer and President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PROVASI

CAPITAL PARTNERS

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED JUNE 30, 2020

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the General Partner
Provasi Capital Partners LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Provasi Capital Partners LP (the Partnership) as of June 30, 2020, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of June 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 8 to the financial statements, the Partnership does not currently nor expect to generate net income or cash flow sufficient enough to cover current operating levels that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The information in Schedule I is the responsibility of the Partnership's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
August 21, 2020

We have served as the Partnership's auditor since 2016.

PROVASI CAPITAL PARTNERS LP

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF FINANCIAL CONDITION

STATEMENT OF OPERATIONS

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

SUPPORTING SCHEDULE

Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT REQUIRED BY SEC RULE 17a-5

PROVASI CAPITAL PARTNERS LP
Statement of Financial Condition
June 30, 2020

ASSETS

Cash	$	50,455
Prepaid expenses		26,140
	$	76,595

LIABILITIES AND PARTNERS' CAPITAL

Liabilities		
State income taxes payable to related party	$	11,281
Partners' capital		65,314
	$	76,595

The accompanying notes are an integral part of these financial statements.

PROVASI CAPITAL PARTNERS LP
Statement of Operations
For the Year Ended June 30, 2020

Revenues	
Concession income	$ 1,522,607
Expenses	
Regulatory fees and expenses	21,702
Registered representative compensation	1,522,607
Occupancy and equipment costs	120,000
Other expenses	242,691
	1,907,000
Net loss before taxes	(384,393)
Provision for state income taxes	719
Net loss	$ (385,112)

PROVASI CAPITAL PARTNERS LP
Statement of Changes in Partners' Capital
For the Year Ended June 30, 2020

	General Partner	Limited Partner	Total
Balances at June 30, 2019	$ 84	$ 83,342	$ 83,426
Capital contributions	367	366,633	367,000
Net loss	(386)	(384,726)	(385,112)
Balances at June 30, 2020	$ 65	$ 65,249	$ 65,314

The accompanying notes are an integral part of these financial statements.

PROVASI CAPITAL PARTNERS LP
Statement of Cash Flows
For the Year Ended June 30, 2020

Cash flows from operating activities	
Net loss	$ (385,112)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities	
Decrease in prepaid expenses	1,153
Decrease in concession receivable	103,555
Decrease in commissions payable	(109,708)
Increase in state income taxes payable	719
Net cash provided (used) by operating activities	(389,393)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Capital contributions	367,000
Net cash provided by financing activities	367,000
Net decrease in cash	(22,393)
Cash at beginning of year	72,848
Cash at end of year	$ 50,455

Supplemental disclosure of Cash Flow Information	
Cash paid during the year for:	
Interest	$ -0-
Income Taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

PROVASI CAPITAL PARTNERS LP
Notes to Financial Statements
June 30, 2020

Note 1 - Summary of Significant Accounting Policies

Provasi Capital Partners LP (the "Partnership") was formed under the laws of the State of Texas on December 7, 2001, commenced business on January 1, 2002, and will terminate no later than January 1, 2050. On October 02, 2015, the Partnership changed its name from Behringer Securities LP. The Partnership consists of a managing general partner and a limited partner. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated as determined by the general partner. Also, the general partner will determine the amounts and the timing of any distributions. Limited partners are not personally liable for any obligations of the Partnership. Their capital accounts cannot be reduced below $0. Offices of the Partnership are located in Dallas, Texas.

The Partnership is a limited broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-1(a)(2)(v). The Partnership is a member of the Financial Industry Regulatory Authority ("FINRA").

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues

Concession Income

Substantially all of the Partnership's revenue is generated from commission income and dealer manager fees related to the sale of securities issued by affiliated Alternative Investment programs, and included in concession income on the statement of operations.

Concession income is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on providing market prices and internal and regulatory guidelines. Concession revenue consists of the sale of securities issued by affiliated Alternative Investment programs. Revenue is recognized after acceptance of orders by the affiliated entities, at which point the Company's performance obligation has been met.

Concessions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectable are written off against the allowance. The opening balance of receivables totaled $103,555.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At June 30, 2020, the Partnership had net capital of approximately $39,175 and net capital requirements of $25,000. The Partnership's ratio of aggregate indebtedness to net capital was 0.29 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material weaknesses in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 4 - Income Taxes

The Partnership's net income or loss is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

Management evaluates income tax positions based on whether it is more likely than not that the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to four years from date of filing.

Note 5 - Related Party Transactions

The Partnership and its general partner are members of a group of affiliated entities that are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Partnership has an office and administrative services agreement with a related party which provides office space, office facilities, and administrative help. The Partnership agreed to reimburse the related party $120,000 for such services for the year ended June 30, 2020.

Note 6 - Concentrations

At various times throughout the year ended June 30, 2020, the Partnership had cash balances in excess of federally insured limits. The Partnership regularly monitors the financial stability of these financial institutions and believes that the Partnership is not exposed to any significant credit risk.

Note 7 - Commitments and Contingencies

From time to time, the Partnership may be involved in various claims and litigation in the normal course of business. Management, based upon the advice of legal counsel, does not expect any liability or disposition thereof to have a material adverse effect on the financial condition of the Partnership.

Note 8 - Management's Assessment of Going Concern

As a captive broker/dealer the Partnership has not historically, and does not currently, expect to generate net income or cash flow sufficient enough to cover current operating levels. The Partnership expects to continue to incur the necessary compensation and other costs necessary to fulfill its obligations under the dealer manager agreements. Management evaluated the significance of these conditions in relation to the Partnership's ability to meet its obligations. Stratera Holdings, LLC ("Holdings") intends to make periodic contributions to cover net losses at the Partnership as well as to sustain minimum net capital requirements as defined under Rule 15c3-1 promulgated under the Exchange Act. It is management's understanding that it will continue to receive capital infusions as necessary. These conditions raise substantial doubt about the Partnership's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of June 30, 2020

Schedule I

PROVASI CAPITAL PARTNERS LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2020

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$	65,315
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses		26,140
Net capital	$	39,175

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition		
State income taxes payable	$	11,281
Total aggregate indebtedness	$	11,281

Schedule I (continued)

PROVASI CAPITAL PARTNERS LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 752
Minimum dollar net capital requirement of reporting broker or dealer	$ 25,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 25,000
Net capital in excess of required minimum	$ 14,175
Excess net capital at 1000%	$ 38,046
Ratio: Aggregate indebtedness to net capital	0.29 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended June 30, 2020

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the General Partner
Provasi Capital Partners LP

We have reviewed management's statements, included in the accompanying Provasi Capital Partner's Exemption Report Under Rule 15c3-3 of the Securities Exchange Act of 1934), in which (1) Provasi Capital Partners LP identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Provasi Capital Partners LP claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i) (the exemption provisions), and (2) Provasi Capital Partners LP stated that Provasi Capital Partners LP met the identified exemption provisions throughout the most recent fiscal year without exception. Provasi Capital Partners LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Provasi Capital Partners LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
August 21, 2020

Provasi Capital Partner's Exemption Report

[Name of Company] (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

____

Provasi Capital Partners

I, Robert F. Muller, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: Robert F. Muller

Title: Chief Executive Officer and President
August 13, 2020